October 27, 2005

Mr. Jeffrey P. Riedler, Assistant Director	VIA FAX #202-942-9533
Division of Corporation Finance United States Securities & Exchange Comm. 100 F. Street, N.E. Washington, DC 20549	and EDGAR

Re:	BNL Financial Corporation - File No. 0-16880

Dear Mr. Riedler:
On behalf of BNL Financial Corporation (“BNL” or the “Company”), please be advised that on November 4, 2005, or earlier, the Company will respond to your letter dated October 12, 2005. This short delay is attributed to the availability of the Company’s consulting actuary who is making a significant contribution to the response.

Very truly yours,

/s/ Larry W. Burks
Larry W. Burks
LWB/sj